

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2012

Via E-mail
Mr. Thomas A. Hajda
Senior Vice President and General Counsel
501 Riverside Ave.
Jacksonville, Florida 32202

Re: EverBank Financial Corp
Amendment No. 9 to Registration Statement on Form S-1
Filed April 24, 2012
File No. 333-169824

Dear Mr. Hajda:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 9 to Registration Statement on Form S-1

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to provide the following additional disclosures:
   - Describe how and when a company may lose emerging growth company status;
   - A brief description of the various exemptions that are available to you, such as exemptions from Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - Your election under Section 107(b) of the Jumpstart Our Business Startups Act:
     - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or
     - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Jumpstart Our

Business Startups Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Principal and Selling Stockholders, page 179

2.   Please identify the natural persons who have or share voting and/or dispositive powers with respect to the shares held by each of Saturn Capital Group (PTC) Limited and Chicago Growth Partners.

Please contact David Lin at 202-551-3552 or me at 202-551-3698 with any questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief